Altair
@altairdottv

It’s our 1st birthday! 🥳

With four months to go until November, we’re taking a look back at the year that was. We’re also proud to announce that we’re giving you a chance to invest in Altair on @Wefunder!

✍️ Post: blog.altair.tv/happy-birthday...
💖 Campaign: wefunder.com/altair


HAPPY FIRST BIRTHDAY
Altair
A mindfully-designed streaming service that you can invest in.

Happy Birthday Altair, you're on Wefunder
Today, on Altair's first birthday, we take a look at the year that was, the road ahead of us, as well as a way for you to get involved in the growth of Altair ...
blog.altair.tv

11:22 AM · Jul 1, 2021 · Twitter for Mac

55 Retweets **10** Quote Tweets **120** Likes

Altair @altairdottv · Jul 1
Replying to @altairdottv
💼 Required Legal Disclosures: help.wefunder.com/en_US/testing-...

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